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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.


The following is a series of excerpts from an interview with Vyomesh Joshi, HP's President, Imaging and Printing Systems. Biographical information about Mr. Joshi follows the interview excerpts. The interview excerpts and the biographical information are available on HP's internal web site.


VYOMESH (VJ) JOSHI SENIOR LEADER PROFILE

INKJET BEGINNINGS

1984, the first time I got involved in inkjet technology, it was very, very interesting. At that time, we were just looking at how do we really make color printing with inkjet technology.

As you know, inkjet technology was originally developed in Hewlett-Packard Labs in 1979. The first product was introduced in 1984, the ThinkJet. We took that technology and then said, how do we print color. And then we never thought that this would be a multi-billion dollar business that we have today.

LEARNING FROM THE BEST

I am very fortunate to really work in various aspects from R&D to manufacturing, working in the marketing, working on technology side, working on software and connectivity side, and building very new businesses for Hewlett-Packard, and I've very fortunate to be part of that. Because throughout all this experience, I learned so much through the people and that's the power of Hewlett-Packard, that we hire tremendous talent.

THE CROWN JEWEL

Imaging and printing is the crown jewel of Hewlett-Packard today. I fundamentally believe that we will build to grow the business and it will continue to be the crown jewel of Hewlett-Packard.

So the first priority for employees in my organization is to execute and that we need to make sure we focus. We have a great business and a strategy and the vision with which we will be able to grow it.

The second one, is to really understand where our competitors are going and what customers want. And really

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try to drive how we can provide value for our customers and focus on that particular aspect of it, so we could continue to build not only we execute today but we are also building our IPS business for the future.

ACCELERATING GROWTH

What I'm telling our employees is we have a great business today, let's execute, let's make sure we are externally focused and build our business in terms of the growth, and then as the decisions are made in terms of the merger, we will be able to benefit, because we will have access to bigger pool of employees, bigger pool of core competencies with which we will be able to even grow faster and accelerate our growth long-term point of view.

THE "Y" GENERATION

I really believe in work/life balance. I have two daughters, 16 and 13 years old. And it's very important for me to really spend a lot of time with them. So, I work hard, I play to win. But when I'm home, I'm home, I'm 100 percent dedicated to my wife and my two kids. It's very important to me.

I'm a responsible Dad, I want to see what they are doing, I check their hard disk and say, okay, what are they really doing. And it's interesting because I bought the computer for education. Education stuff -- 1 percent, you know. 30 percent is music and Napster and all the pictures and the other stuff is, what do they call, instant messaging. Now, I remember that when I was young, I used to use the phone. These kids are always on the Internet with the instant messaging, talking to their friends and figuring it out, this really tells you that the kids who are really going to be the future growth opportunity for Hewlett-Packard. They understand the technology. They can do things.

That's the power. I think this whole conversation I talked about, I think you could build on it. And kids are going to change the way they are going to use the technology.

And Hewlett-Packard can really provide, like with Digital Imaging solutions I talked about. We could change how a family can capture their memories and share the memories. And I see that all in my daughters.

AN INVENTOR TO EMULATE

I love reading about history. I really want to understand, so like Leonardo da Vinci. I get into because in my mind, if one person who really had understood the process of innovation, it's Leonardo.

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And in Renaissance time, how he could really create all the way from paintings to design mechanical stuff, to do the sculpture, to understand medicine and do the dissection of the bodies, to figure how do really even do politics. It's just amazing to me what one person has done throughout their lives.

A THESPIAN AT HEART

One thing people may not know is that I have worked on professional dramas. So, in high school, even in college, even at Ohio State. I used to act, even in San Diego, the last drama I did was in 1992.

I have played king. I have played in a family, the head of the family. I have done comedies. And the thing which I learned from that is, again, telling the story and having that conversation where you will be able to engage with people and you will be able to describe that story. You can really have that emotion coming out of you, and it's always building.

ON FAITH AND PERSEVERANCE

So, when I look at my experiences at Hewlett-Packard, one very important lesson I learned I want to talk about. So, when we were building digital imaging business, we were trying to really look into how do we have a new technology, new customer and new market and that was a very difficult thing to do. Because it's easy to go and invent new technology for the existing customer base, or a given technology applied to a different market.

But when you are inventing a completely new technology for a completely new customer in a completely new channel, you are really having a very difficult problem. Things that we learn is once you have the right vision and the right strategy, you want to continue to work on it and not lose the patience or the passion for it. Because what happens is, initially you get all excited about how great new business you're going to build. And then you introduce or launch your first product. And then what happens is you have not figured out every little aspect of it. You're going to make some mistakes. So that product will not do as well in the marketplace and you get all your dark days and say, oh

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my God, it's not going to work, it's not going to work. But the thing is that we did on digital imaging didn't give up.

We said, we have the right vision. We have the right strategy, let's continue working on it, continue building on it. And once we did that, it took us to really launch and learn, learn from the mistakes and then not give up. I think this is a very important lesson in my mind.

BEST OF BOTH WORLDS

I have not seen everything, but what I have seen about Compaq is they are very operationally focused, they make decisions quickly and they really focus on how to do we meet our market and customer needs.

From the Hewlett-Packard point of view, we have great talented people who really believe in innovation. And we always start with technology and figure out how do we create the market.

I think we got the best of both worlds. We will be able to build a much better company and keep these two important parts. And really create a special place that people are going to feel like, wow, this is the place to be, we can innovate, we can meet the customer needs and build new businesses to really drive growth for Hewlett-Packard.

CHANGING THE WORLD

There is no other company who has the talent and the technology base and understanding of the information to really look at where the next growth opportunity outside the developed countries, and what people are going to be concerned about that we will be able to apply, and make this company the leading company in that kind of environment.

Now, I'm stretching my vision way out there, but that's what I think. But see, that excites me. A lot of people want to think about how they're going to compete against Sun and IBM and EMC. I don't think like that. I think about how we are going to make contribution to change the world.

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Few would ever accuse Vyomesh (VJ) Joshi of being a dispassionate leader. Bring up a topic that he cares deeply about and you get an instant reaction. His blue eyes flash. He stretches his arms wide to illustrate an expansive vision and gestures to punctuate a particularly vehement point.

What sparks this leader's excitement? At the top of the list: Imaging and Printing Systems (IPS), the HP organization he has run since February 2001. The digital imaging and printing business has grown dramatically since VJ joined the company in 1980, and he has played a key role in its evolution.

"The first time I got involved in inkjet technology, it was very, very interesting," recalls VJ. The first product, the ThinkJet, was introduced in 1984. At that time, HP was just looking at how to make color printing with inkjet technology. Back then, VJ continued, "we never thought that this would be the multi-billion dollar business that we have today."

But for his entire 21-year HP career, VJ has had his eyes trained on the road ahead, scouting the future for new technologies, markets and businesses. Along the way, he has traversed many areas, from R&D to manufacturing to marketing. He was the R&D manager in the early 1990s when HP began exploring how to build inkjet-based pen plotters, and later introduced the first Designjet products - now a multi-billion dollar business. The company's first Officejet product also emerged during his tenure.

In 1995, VJ's leadership as general manager of the Home Imaging Division helped move HP into the digital color copier business with the introduction of an affordable color copier/printer appliance. HP subsequently unveiled a complete digital photography system that included a digital camera, photo scanner and photo printer. In 1999, VJ assumed worldwide responsibility for all inkjet printing and imaging platforms - including inkjet printers, imaging products and associated supplies.

Rather than think of the business he runs as simply a "printing business," VJ takes a broader view. "It's all about digital conversation," he says, "and we're using hard copy to conduct the conversation. I am always thinking about how can we help customers capture images, ideas, memories and concepts any time -- and make it radically simple."

With the HP-Compaq merger, it's a conversation that's poised to become even more dynamic and interesting, VJ says.

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"Imaging and Printing Systems is a very healthy business and we have tremendous opportunity to grow," VJ notes. "We have a great business, great strategy and great vision. I believe we will be very successful."

IN TOUCH WITH EMPLOYEES

Based in HP's San Diego, California, office, VJ travels frequently to IPS outposts throughout the world. He's admired for his hands-on approach to management and a deep commitment to his employees.

A savvy strategist and businessman, he has not let a long, successful career in management distance him from his roots as an engineer, the thrill of developing products and the people who build them. At IPS product fairs, he's usually in the front of the table, asking questions and engaging in technological discussions with engineers.

"From the time I joined HP," VJ says, "I've learned from technicians, engineers, marketers, managers. I cannot even describe how fulfilling and satisfying that experience has been for me."

MORE THAN MEETS THE EYE

VJ applies his signature verve to all aspects of his life. "I really believe in work/life balance," he says. "I have two daughters, 16 and 13 years old. It's very important for me to really spend a lot of time with them. So, I work hard and I play to win. But when I'm home, I'm 100-percent dedicated to my wife and two kids."

But, always the imaging and printing strategist, his thoughts seldom stray far from the business. He even finds ways to integrate market research into his parenting. "I'm an engineer but my younger daughter can do and fix things that I don't even know how to do. It's just very interesting to watch my kids use digital cameras, printers and operating systems. Kids are going to change the way technology is used. They're so comfortable with it, from the productivity, life enrichment and leisure points of view."

Whatever VJ does, he does with passion, including an avocation he says few know he dabbles in. Inside this HP leader beats the heart of a thespian. An avid film fan who is partial to Steven Spielberg's work, VJ also acted in professional theatre over the years. He calls the

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experience of inhabiting a character and its emotions "amazing" and a "great escape." While he hasn't been under the stage lights in several years, he says he would jump at the chance to play his dream role: Leonardo da Vinci.

BEST OF BOTH WORLDS

Along with digital imaging and printing, his family and the actor's life, the merger is a topic that never fails to animate this HP leader. By combining with Compaq, IPS will be able to accelerate its growth significantly with access to an increased customer base and greater freedom to focus on new business creation, he says.

"I think we have the best of both worlds," he observes. "We'll be able to build an even better company and really create a special place where people are going to feel this is the place to be. We will be better positioned to innovate, to meet customer needs and to build new businesses to really drive growth for Hewlett-Packard."

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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